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SEC Mail Processing
FEB 25 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: APEXUS CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 19TH STREET
(No. and Street)

SANTA MONICA (City) CA (State) 90402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANSON, BRIAN W., C.P.A.
(Name – *if individual, state last, first, middle name*)

18401 BURBANK BLVD., #120 (Address) TARZANA (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, DANIEL E. NAGY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of APEXUS CAPITAL LLC, as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL E NAGY - IRA, ACCOUNT NUMBER ENDING -3729

Daniel Nagy
Signature

PRESIDENT & CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Apexus Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Apexus Capital, LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Apexus Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Apexus Capital, LLC's management. My responsibility is to express an opinion on Apexus Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Apexus Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Apexus Capital, LLC's auditor since 2016.
Tarzana, California
January 30, 2019

Apexus Capital LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	17,466
Marketable securities		328,571
Accounts Receivable		7,000
Receivable from clearing firm		10,157
Deposits with clearing firm		601,512
CRD balance		1,049
Prepaid Expenses		615
Software, net of amortization of $313		6,882
Total assets	$	973,252
Liabilities and Member's Equity		
Accounts payable	$	340
Accrued Expenses		5,000
Payable to clearing firm		309,055
Accrued compensation		3,693
Total liabilities		318,088
Total member's equity		655,164
Total liabilities and member's equity	$	973,252

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Income
For the year ended December 31, 2018

Revenue		
Commissions		
Govt securities	$	150
Certificates of Deposit		1,780
Corporate fixed income securities		2,919
Municipal securities - taxable		14,188
Municipal securities		51,782
Clearing firm interest		914
Total commissions and clearing firm interest	$	71,733
Realized profits on marketable securities		85,638
Unrealized profit on marketable securities		5,852
Investment Gain/Loss		1,550
Transaction Charges		79,973
Total Revenue	$	244,746
Expenses		
Accounting/Audit	$	10,796
Automobile Expense		2,520
Occupancy		6,000
Clearing charges		65,273
Email and data storage		1,548
Employee compensation and benefits		43,948
Equipment expense		1,800
Insurance		2,620
Operating expenses		29,533
Professional fees		33,000
Software expense		40,488
Total expenses		237,526
Net Income (loss) before income taxes		7,220
Income tax Provision		
Income Tax expense		800
Net Income (loss)	$	6,420

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2018

		Total Member's Equity
Beginning Balance January 1, 2018	$	648,744
Net Income (loss)		6,420
Additional Capital		-
Capital Withdrawals		-
Ending Balance December 31, 2018	$	655,164

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Cash Flows
For the year ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	6,420
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization		79
Unrealized profit on marketable securities		-10079
(increase) decrease in:		
Clearing firm receivable		(888)
Accounts receivable		(4,975)
Clearing firm deposit account		(1,502)
Marketable securities		160,947
CRD balance		(828)
Other assets		(2,096)
Increase (decrease) in:		
Commissions payable		193
Clearing firm margin		(162,083)
Accounts payable and accrued expenses	$	90
Total adjustments	$	(21,142)
Net cash provided (used) by operating activities:	$	(14,722)

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital contributions		-
Net cash provided by (used in) by financing activities:		-
Increase (decrease) in cash		(14,722)
Cash at beginning of year		32,188
Cash at end of year		17,466
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

APEXUS CAPITAL LLC

Notes to Financial Statements
December 31, 2018

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Apexus Capital LLC (the "Company") was formed in 2015 under the laws of Delaware as a Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully-disclosed basis through its clearing firm, COR Clearing LLC. The Company is authorized to engage in the following activities: a) broker or dealer retailing corporate securities; b) U.S. government securities broker or dealer; c) solicitor of time deposits in a financial institution; d) put and call broker - offering hedging strategies for convertible debt; e) trading securities for the Company's own account; f) private placement of securities and g) municipal securities dealer or broker. The Company will not hold customer funds or safekeep customer securities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs for valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability, in the absence of a principal market, is the most advantageous market value for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access;
- Level 2 inputs are recent transactions or other inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, or for comparable assets or liabilities, either directly or indirectly;
- Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions and evaluations about the inputs that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available based on the circumstances and may include the Company's own data.

Fair Value Measurement on a Recurring Basis as of December 31, 2018

Assets	Level 1	Level 2	Level 3	Total
Fixed Income Securities	$100,937	$328,571	-	$429,508

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is a wholly owned subsidiary of Apexus Capital Holding, Inc. ("Parent"). The company is subject to taxation in the U.S. and the State of California as a pass through entity to the Parent. The Company is subject to audit for the tax years 2015 through 2017. The Company is not subject to IRS or state examination prior to 2015.

Trades are recorded on a trade date basis with related commissions, trading profits and losses, and trade related expenses also recorded on a trade date basis.

The Company does not own fixed property or equipment. Software development expenses are amortized using 36 month straight line depreciation. Software Amortization for the year ended December 31, 2018 was $313.00.

Cash and equivalents include highly liquid investments or deposits in unrestricted accounts and with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may briefly exceed FDIC insurance limits. The Company maintains cash and highly liquid investments in a deposit account with its clearing firm, COR Clearing LLC. The firm's access to the amounts in the deposit account are restricted in accordance with the terms of the firm's clearing agreement. The Company has not experienced any losses in such accounts.

Securities owned are valued at Fair Value, as per FASB ASC 820, discussed above. The resulting differences between cost (unamortized) and fair market value are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January 30, 2019, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities (as discussed above) in which counter-parties primarily include broker-dealers, investment advisors, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty and of each security held.

Note 2: ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it has satisfied a performance obligation by transferring control over a product or service to or from a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue, with detailed information about reportable segments:

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for any renumeration that is required to be disclosed. It also includes any transaction where the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as principal, or from "riskless" principal transactions.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains or losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest/Dividend Income. This includes interest and/or dividends on securities held in the Firm inventory.

2. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only compensation in such a cancelable contract is contingent on trades being executed (i.e. commission); it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

Note 3: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. The Minimum Net Capital Requirement is the greater of 6 2/3 times Aggregate Indebtedness or $100,000. Net capital and aggregate indebtedness change day by day, and also intraday, but on December 31, 2018, the Company's net capital was $624,330 and Aggregate Indebtedness was $318,087. The Company's net capital exceeded its minimum net capital requirement of $100,000 by $524,330. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1, which is less than the 15:1 ceiling required.

Note 4: FIXED ASSETS

At December 31, 2018, the Company did not hold any fixed assets.

Note 5: LEASE OBLIGATIONS

The Company rents office space in Santa Monica, California on a month to month basis.

Note 6: RELATED PARTY

The Company has entered into an Expense Sharing Agreement with its parent, Apexus Capital Holding, Inc. The Company pays its Parent a fixed monthly amount for overhead expenses, including rent for office space in Santa Monica, CA, automobile expense, supplies, repairs and maintenance, telephone and internet, and software lease, maintenance and development.

During 2018, the Company paid to its Parent: $47,424.

Note 7: INCOME TAXES

Income for the limited liability Company is reported as income of the Parent for income tax purposes. Federal income taxes are not payable by or provided for the Company. The Parent is taxed on the Company's earnings. The Company is subject to a State of California $800 limited company annual tax.

APEXUS CAPITAL LLC

Statement of Net Capital
Schedule I
December 31, 2018

	AUDIT 12/31/2018
Member's Equity, December 31, 2018	655,164
Subtract – Non-Allowable assets:	
Fixed Assets	-
Other Assets	15,545
Tentative Net Capital	639,619
Haircuts	15,289
NET CAPITAL	624,330
Minimum net capital	100,000
Excess net capital	524,330
Aggregate indebtedness	318,087
Ratio of aggregate indebtedness to net capital	0.51

There were no differences between the Audit for 12-31-18 and the FOCUS report for 12-31-18.

APEXUS CAPITAL LLC

December 31, 2018

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission, the Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III

Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Apexus Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2018 through December 31, 2018.

Apexus Capital LLC.

By:

Daniel E. Nagy

Daniel E. Nagy, President & CCO

1-30-19

(Date)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Apexus Capital, LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Apexus Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apexus Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Apexus Capital, LLC, stated that Apexus Capital, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Apexus Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Apexus Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 30, 2019